Schedule A

PROSHARES TRUST ADVISORY AND MANAGEMENT FEE WAIVER AND

REIMBURSEMENTAGREEMENT

Period:

October 1, 2025 – September 30, 2026

Fund Name	Expense Limit*
ProShares Ether ETF	0.95%
ProShares Short Ether ETF	0.95%
ProShares Bitcoin & Ether ETF	0.95%
ProShares Bitcoin & Ether Equal Weight ETF	0.95%
PROSHARE ADVIORS LLC	PROSHARES TRUST
a Maryland limited liability company	a Delaware statutory trust
By:/s/ Michael L. Sapir	By: /s/ Todd B. Johnson
Michael L. Sapir	Todd B. Johnson
Chief Executive Officer	President
Adopted: September 11, 2023
Amended: September 16, 2024
September 16, 2025

*The 0.95% reflects waiver and/or reimbursement of only those itemized expenses in Section 1 of the Agreement. It is possible the 0.95% could be exceeded by certain other expenses not assumed by the Advisor pursuant to the Investment Advisory and Management Agreement.